FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For August 31, 2006

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated August 31, 2006

2.

Material Change Report dated August 31, 2006 (re: August 31/06 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: August 31,  2006

By:

“Michael Levy”_______

 Name

Its:

President and Director__

(Title)

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Accelerated Expiry of Share Purchase Warrants

Vancouver, BC – August 31, 2006:  Michael Levy, President of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”), announces the accelerated expiry of the share purchase warrants of the Company issued on December 20, 2005 (the “Warrants”).

In accordance with the terms and conditions attached to the Warrants, if the closing price of the Company’s shares, as traded on the Toronto Stock Exchange, is $2.00 per share or more for a period of 10 consecutive trading days, the Company can trigger the accelerated expiry of the Warrants.

Accordingly, the Company announces that the Warrants will expire at 5:00 p.m., Vancouver time, on Wednesday, September 20, 2006.

The Effective Date of the Company’s Plan of Arrangement is now anticipated to be mid-September 2006.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

“Michael Levy”

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063 Toll Free 877 694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

August 31, 2006

Item 3.

News Release

The Company’s news release dated August 31, 2006, was disseminated by CCN Matthews on August 31, 2006.

Item 4.

Summary of Material Change

The Company announced the accelerated expiry of the share purchase warrants of the Company issued on December 20, 2005.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Michael Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 31, 2006

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy
President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Accelerated Expiry of Share Purchase Warrants

Vancouver, BC – August 31, 2006:  Michael Levy, President of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”), announces the accelerated expiry of the share purchase warrants of the Company issued on December 20, 2005 (the “Warrants”).

In accordance with the terms and conditions attached to the Warrants, if the closing price of the Company’s shares, as traded on the Toronto Stock Exchange, is $2.00 per share or more for a period of 10 consecutive trading days, the Company can trigger the accelerated expiry of the Warrants.

Accordingly, the Company announces that the Warrants will expire at 5:00 p.m., Vancouver time, on Wednesday, September 20, 2006.

The Effective Date of the Company’s Plan of Arrangement is now anticipated to be mid-September 2006.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

“Michael Levy”

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063 Toll Free 877 694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN